U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

[ ]  Form 3 Holdings Reported

[ ]  Form 4 Transactions Reported

1.   Name and Address of Reporting Person*
          Candusso             Luigi
          (Last)              (First)             (Middle)

                 c/o Tower Automotive, 5211 Cascade Road, S.E.
                              (Street)

         Grand Rapids        Michigan             49546
          (City)              (State)             (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     Tower Automotive, Inc. TWR

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year
     12/99

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)

     ____ Director                      ___ 10% Owner
     __X_ Officer (give title below)    ___ Other (specify below)
           -Vice President

7.   Individual or Joint/Group Filing (Check applicable line)

     _X_  Form filed by One Reporting Person
     ___  Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Benefically Owned

1.   Title of Security (Instr. 3)


2.   Transaction Date (Month/Day/Year)


3.   Transaction Code (Instr. 8)
          Code
          V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
          Amount
          (A) or (D)
          Price

5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)


6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


7.   Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

                            (Print or Type Responses)
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v)
                                                                          (over)

 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 3)
     Deferred Stock Units

2.   Conversion or Exercise Price of Derivative Security
     1-for-1

3.   Transaction Date (Month/Day/Year)
     3/31/99

4.   Transaction Code (Instr. 8)
     A

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
          (A)  16576.57658 (1)
          (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable (1)
          Expiration Date (1)

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
          Title     Common Stock
          Amount or Number of Shares    16576.57658 (1)

8.   Price of Derivative Security (Instr. 5)
     $18.50

9.   Number of Derivative Securities Beneficially Owned at End of Year
     (Instr. 4)
     16576.57658 (1)

10.  Ownership of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)
     (D)

11.  Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:

(1) Represents deferred stock units accrued under the Company's Key Leadership Deferred Income Stock Purchase Plan. 25% of the units are not vested until January 1, 2002, and units are payable in shares of the Company's Common Stock only.


                                        /s/ Michael G. Wooldridge       2/14/00
                                     **Signature of Reporting Person        Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.